Exhibit 99.2

STANTEC INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, AND 2006

Management Report

The annual report, including the consolidated financial statements, and Management’s Discussion and Analysis (MD&A) is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The board has appointed an Audit Committee comprising three directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2007.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited (the Neill and Gunter companies), each acquired on October 19, 2007, and of Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM) and Leestown Leasing, L.L.C., acquired on December 31, 2007. The assets and liabilities and results of operations from these companies are included in the Company’s consolidated financial statements. The total assets of the Neill and Gunter companies and of FMSM and Leestown Leasing, L.L.C., on their acquisition dates, were $74.6 million and $54.4 million, respectively. These assets as a percentage of the Company's total assets, as at December 31, 2007, were 9.2% and 6.7%, respectively. The gross revenue earned by the Neill and Gunter companies and FMSM and Leestown Leasing, L.L.C., from their dates of acquisition to December 31, 2007, constituted 1.3% and 0.0%, respectively, of the Company's gross revenue for the year ended December 31, 2007.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2007, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Tony Franceschini P.Eng.	Don Wilson CA
President & CEO	Senior Vice President & CFO
February 20, 2008	February 20, 2008

STANTEC INC.

Independent Auditors' Report on Financial Statements

To the Shareholders of Stantec Inc.

We have audited the consolidated balance sheets of Stantec Inc. as at December 31, 2007 and 2006 and the consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007 the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3855, “Financial Instruments –Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008, expressed an unqualified opinion thereon.

Chartered Accountents
Edmonton, Canada
february 20, 2008

STANTEC INC.

Independent Auditors' Report on Internal Controls

(under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Neill and Gunter, Incorporated; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited, and Fuller, Mossbarger, Scott & May Engineers, Inc. and Leestown Leasing, L.L.C., which are included in the 2007 consolidated financial statements of Stantec Inc. and constituted 9.2% and 6.7%, respectively, of total assets at December 31, 2007 and 1.3% and 0.0%, respectively, of gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of Neill and Gunter, Incorporated; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited, and Fuller, Mossbarger, Scott & May Engineers, Inc. and Leestown Leasing, L.L.C.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Stantec Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2007 of Stantec Inc. and our report dated February 20, 2008, expressed an unqualified opinion thereon.

Chartered Accountents
Edmonton, Canada
february 20, 2008
STANTEC INC.

Consolidated Balance Sheets

	December 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS (note 8)
Current
Cash and cash equivalents	14,175	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$10,508 in 2007 ($6,303 – 2006)	206,063	164,968
Costs and estimated earnings in excess of billings	65,064	41,152
Income taxes recoverable	5,019	3,993
Prepaid expenses	6,617	6,591
Future income tax assets (note 14)	13,308	9,711
Other assets (note 6)	13,002	8,228

Total current assets	323,248	264,551
Property and equipment (note 3)	88,156	65,009
Goodwill (note 4)	332,922	251,491
Intangible assets (note 5)	32,288	22,819
Future income tax assets (note 14)	12,074	9,984
Other assets (note 6)	24,873	20,616

Total assets	813,561	634,470

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 7)	155,020	107,132
Billings in excess of costs and estimated earnings	34,423	28,721
Income taxes payable	9,955	7,425
Current portion of long-term debt (note 8)	21,549	4,181
Future income tax liabilities (note 14)	11,750	12,236

Total current liabilities	232,697	159,695
Long-term debt (note 8)	74,539	12,046
Future income tax liabilities (note 14)	20,718	18,273
Other liabilities (note 9)	42,909	33,561

Total liabilities	370,863	223,575

Commitments, contingencies, and guarantees (notes 2, 8, 10, and 11)

Shareholders' equity
Share capital (note 12)	218,790	212,781
Contributed surplus (note 12)	6,266	5,458
Deferred stock compensation	(110)	(250)
Retained earnings	286,780	217,750
Accumulated other comprehensive income (AOCI) (note 13)	(69,028)	(24,844)

Total shareholders' equity	442,698	410,895

Total liabilities and shareholders' equity	813,561	634,470
See accompanying notes

On behalf of the Board of Directors:

Director	Director
STANTEC INC.
F-4

Consolidated Statements of Income

Years ended December 31	2007	2006	2005
(In thousands of Canadian dollars, except per share amounts)	$	$	$

INCOME
Gross revenue	954,619	816,133	618,020
Less subconsultant and other direct expenses	123,731	108,206	93,468

Net revenue	830,888	707,927	524,552
Direct payroll costs	360,101	304,677	234,553

Gross margin	470,787	403,250	289,999
Administrative and marketing expenses (notes 12 and 21)	351,346	292,064	212,992
Depreciation of property and equipment	19,038	15,604	12,389
Amortization of intangible assets	3,702	6,132	2,542
Net interest expense (note 8)	1,594	1,892	571
Share of income from associated companies	(292)	(285)	(187)
Foreign exchange gains	(2,480)	(74)	(449)
Other income	(1,235)	(1,507)	(359)

Income before income taxes	99,114	89,424	62,500

Income taxes (note 14)
Current	34,994	31,484	21,735
Future	(5,159)	(2,242)	143

Total income taxes	29,835	29,242	21,878

Net income for the year	69,279	60,182	40,622

Earnings per share (note 15)
Basic	1.52	1.34	1.02
Diluted	1.50	1.31	0.99
See accompanying notes

STANTEC INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Income (AOCI)
	(note 12)	(note 12)	(note 12)	Compensation	Earnings	(note 13)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2004	37,742,170	87,656	2,544	-	117,874	(19,018)	189,056

Comprehensive income:

Net income					40,622		40,622
Currency translation adjustments						(6,557)	(6,557)

Total comprehensive income					40,622	(6,557)	34,065
Share options exercised for cash	240,140	961					961
Stock-based compensation expense			963	(833)			130
Shares repurchased under normal course issuer bid	(13,600)	(33)	(1)		(161)		(195)
Shares issued on acquisition	6,657,552	123,365					123,365
Reclassification of fair value of share options
previously expensed		159	(159)				-
Restricted shares issued on acquisition			2,175				2,175
Share issue costs		(1,504)					(1,504)

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053

Retained earnings and AOCI					132,760

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053

Comprehensive income:
Net income					60,182		60,182
Currency translation adjustments						731	731

Total comprehensive income					60,182	731	60,913

Share options exercised for cash	607,080	1,865					1,865
Stock-based compensation expense			1,078	583			1,661
Shares repurchased under normal course issuer bid	(51,600)	(243)	(6)		(767)		(1,016)
Reclassification of fair value of share options
previously expensed		239	(239)				-
Shares issued on vesting of restricted shares	20,043	316	(897)				(581)

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Retained earnings and AOCI					192,906

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Change in accounting policy (note 1)						481	481

Balance, January 1, 2007, as adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					69,279		69,279
Currency translation adjustments						(45,669)	(45,669)
Unrealized gains on financial assets						1,249	1,249
Realized gains transferred to net income						(245)	(245)

Total comprehensive income					69,279	(44,665)	24,614
Share options exercised for cash	386,598	1,920					1,920
Stock-based compensation expense			1,919	140			2,059
Shares repurchased under normal course issuer bid	(9,200)	(44)	(1)		(249)		(294)
Shares issued on acquisition	96,925	3,426					3,426
Reclassification of fair value of share options
previously expensed		443	(443)				-
Shares issued on vesting of restricted shares	22,035	264	(667)				(403)

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Retained earnings and AOCI					217,752
See accompanying notes

STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	940,085	816,846	637,391
Cash paid to suppliers	(259,493)	(221,056)	(200,445)
Cash paid to employees	(565,803)	(467,766)	(355,621)
Dividends from equity investments	450	450	550
Interest received	6,496	6,292	6,531
Interest paid	(4,271)	(7,665)	(6,551)
Income taxes paid	(33,656)	(37,588)	(28,882)
Income taxes recovered	3,691	3,876	4,341

Cash flows from operating activities (note 16)	87,499	93,389	57,314

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(105,353)	(12,181)	(100,383)
Restricted cash used for acquisitions	1,073	19,793	9,000
Increase in investments held for self-insured liabilities	(3,786)	(4,355)	(7,295)
Proceeds on disposition of investments	51	9	522
Collection of notes receivable from disposition of Technology
and Design Build segments	-	-	406
Purchase of property and equipment	(27,291)	(18,920)	(17,005)
Proceeds on disposition of property and equipment	134	104	155

Cash flows used in investing activities	(135,172)	(15,550)	(114,600)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(78,514)	(85,612)	(46,875)
Proceeds from long-term borrowings	117,049	9,142	95,929
Repayment of acquired bank indebtedness (note 2)	(6,282)	(1,787)	-
Repurchase of shares for cancellation (note 12)	(294)	(1,016)	(195)
Share issue costs (note 12)	-	-	(1,969)
Proceeds from issue of share capital (note 12)	1,920	1,865	961

Cash flows from (used in) financing activities	33,879	(77,408)	47,851

Foreign exchange loss on cash held in foreign currency	(394)	(211)	(312)

Net increase (decrease) in cash and cash equivalents	(14,188)	220	(9,747)

Cash and cash equivalents, beginning of the year	28,363	28,143	37,890

Cash and cash equivalents, end of the year	14,175	28,363	28,143

See accompanying notes

STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

Generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. The effects of differences between the application of Canadian GAAP and US GAAP on the financial statements of the Company are described in note 22.

Changes in accounting policies

a) Financial instruments, equity, and comprehensive income. Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS) and require the following:

•
Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity, and these instruments are accounted for at amortized cost.
Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed of, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in "Other Comprehensive Income."

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets (note 20).

As a result of adopting these standards, the Company classified its financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.

•	Investments held for self-insured liabilities are classified as financial assets available for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

•	Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on the Company's consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income decreased by the $24,800,000 balance previously reported in the cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements were not restated except for the presentation of the cumulative translation account.

b) Accounting changes. Effective January 1, 2007, the Company adopted the new CICA Handbook Section 1506, “Accounting Changes.” This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on the Company's financial results of any new primary source of Canadian GAAP that has been issued but is not yet effective. The adoption of this new section did not have an effect on the Company's financial position or on the results of its operations.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed-fee and variable-fee-with-ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Investments

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received. These investments include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%), and Planning & Stantec Limited (50%).

Other investments, including investments held for self-insured liabilities, are recorded at fair value. When a loss in the value of such investments occurs that is other than temporary, the cumulative loss that had been recognized in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20 –30%	declining balance
Business information systems		straight-line over 3 to 5 years
Office equipment	20 –30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Buildings	4 –5%	declining balance

Leases

Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

Goodwill and intangible assets

The cost of intangible assets with finite lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one and a half years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill were to exceed its fair value.

Long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets with finite lives, employing factors such as expected future asset utilization, business climate, and future undiscounted cash flows expected to result from the use of the related assets. An impairment loss would be recognized if the carrying value of a long-lived asset were to exceed its fair value.

Accrual and investments held for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The accrual for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

consideration of actuarial projections. The accrual for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the accrual for self-insured liabilities. These investments are classified in other assets as investments held for self-insured liabilities.

Forward contracts

The Company may enter into forward currency exchange contracts to manage risk associated with net operating assets denominated in US dollars. The Company's policy is not to use derivative financial instruments for trading or speculative purposes. These derivative contracts, which are not accounted for as hedges, are recognized at fair value, and any changes in the fair value are recorded in net income when the changes occur. The fair value of such instruments is recorded as either accounts receivable or payable.

Non-interest-bearing debt

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

Fair value of financial instruments

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the financial statements.

Credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, and accounts receivable. The risk associated with its investment in bonds is mitigated through the overall quality and mix of its bond portfolio. The Company maintains an allowance for estimated credit losses. It provides services to diverse clients in various industries and sectors of the economy, and its credit risk is not concentrated in any particular client, industry, economic, or geographic sector.

Interest rate risk

The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The Company has not entered into any derivative agreements to mitigate these risks.

Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue. Revenue does not include taxes collected from clients that are reimbursable to government authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Foreign currency translation

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the month. Any resulting realized and unrealized gains or losses are included in income in the year incurred, except for unrealized foreign exchange gains and losses on investments held for self-insured liabilities, which are included in other comprehensive income since they are classified as available for sale.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on US-based subsidiaries are included as a separate component of shareholders' equity in accumulated other comprehensive income.

Stock-based compensation and other stock-based payments

The Company has one share option plan (described in note 12) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding accounts receivable and on its historical collection and loss experience.

Recent accounting pronouncements

Financial instruments—disclosure and presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for fiscal years beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP and IFRS. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards is not expected to have a material effect on the Company’s financial position or on the results of its operations.

Capital disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard is not expected to have a material effect on the Company's financial position or on the results of its operations.

International financial reporting standards. The CICA plans to converge Canadian GAAP for public companies with IFRS over a transition period that is expected to end in 2011. The Company has not yet determined the impact of the CICA's plan on its consolidated financial statements.

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each balance sheet date, these purchase price adjustment clauses are reviewed and may result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at December 31, 2007, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is recognized as an adjustment to goodwill in the period in which the contingency is resolved. In some cases, the dollar amount of the contingent consideration is determinable and written in the purchase agreement but is still not recorded until the contingency is resolved. As at December 31, 2007, there was $300,000 (December 31, 2006 – nil) contingent consideration of this nature.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration and promissory notes. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the eastern United States.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

On August 31, 2007, the Company acquired the shares and business of Trico Engineering Consultants, Inc. for cash consideration and promissory notes. This acquisition strengthened the Company’s civil engineering, surveying, landscape architecture, and planning capabilities in Charleston, South Carolina, and expanded the depth of its services throughout the southeastern United States.

On September 14, 2007, the Company acquired the shares and business of Chong Partners Architecture, Inc. for cash consideration and promissory notes. This acquisition, headquartered in San Francisco with additional offices in Sacramento and San Diego, enhanced the Company’s architecture presence in the United States, particularly in California, and provided a foundation for further expansion of its American achitecture practice.

On October 1, 2007, the Company acquired the shares and business of Woodlot Alternatives, Inc. for cash consideration and promissory notes. The addition of this firm, which specializes in natural resource assessment, permitting, and environmental engineering, strengthened the Company’s presence in Maine and New England.

On October 19, 2007, the Company acquired the shares and business of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited for cash consideration, promissory notes, and Stantec common shares. The number of common shares issued (96,925) as consideration was based on the average of the closing price of the Stantec common shares on the Toronto Stock Exchange for five trading days around the acquisition date. These acquisitions brought greater depth to the Company’s industrial practice, enhanced its operations in New England, and provided access to a new market in Atlantic Canada.

On November 16, 2007, the Company acquired the net assets and business of Moore Paterson Architects Inc. for cash consideration and promissory notes. This acquisition strengthened the Company's architecture, planning, and project management services on Vancouver Island and the Lower Mainland of British Columbia.

On November 23, 2007, the Company acquired the shares and business of Murphy Hilgers Architects Inc., Brentcliffe Financial Service Inc., and Dekko Studio Inc. for cash consideration and promissory notes. This acquisition expanded the Company's operations in Toronto, Ontario, and added further depth to its expertise in designing health care, judicial, and retail/commercial facilities.

On December 31, 2007, the Company acquired the shares and business of Fuller, Mossbarger, Scott & May Engineers, Inc. and Leestown Leasing, L.L.C. for cash consideration and promissory notes. This acquisition created a presence in Kentucky, Ohio, Missouri, and Indiana and brought geotechnical engineering capabilities to the Company. In addition, it added expertise in several specialty engineering areas, including dams, levees, and underwater structures, which complemented the Company’s existing services and enhanced its water resources capabilities.

During 2007, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), Keen Engineering Co. Ltd. (2005), Carinci Burt Rogers Engineering, Inc. (2006), Dufresne-Henry, Inc. (2006), ACEx Technologies, Inc. (2006), Vollmer Associates LLP (2007), Chong Partners Architecture, Inc. (2007), and Trico Engineering Consultants, Inc. (2007) acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

During 2007, the purchase price allocations for the Dufresne-Henry, Inc., ACEx Technologies, Inc., Nicolson Tamaki Architects Inc., and Land Use Consultants, Inc. acquisitions were finalized. The purchase price allocations for the Vollmer Associates LLP, Geller DeVellis Inc., Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Brentcliffe Financial Service Inc., Dekko Studio Inc., Fuller, Mossbarger, Scott & May Engineers, Inc., and Leestown Leasing, L.L.C. acquisitions have not been finalized. The Company expects to finalize the purchase price allocations for Vollmer Associates LLP during the first quarter of 2008; the purchase price allocations for Geller DeVellis Inc. during the second quarter of 2008; the purchase price allocations for Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., and Woodlot Alternatives, Inc. during the third quarter of 2008; and the purchase price allocations for the Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., and Fuller, Mossbarger, Scott & May Engineers, Inc. during the fourth quarter of 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Acquisitions in 2006

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company's New York operations, this acquisition expanded its services into four new states in New England and created an initial platform for growth in Florida. Dufresne-Henry, Inc.’s staff added to the Company's professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition complemented the Company’s services in the areas of transit, rail and power communications, and control systems engineering and added new locations in Oakland, California, and Irving, Texas.

During 2006, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), Keen Engineering Co. Ltd. (2005), Carinci Burt Rogers Engineering, Inc. (2006), Dufresne-Henry, Inc. (2006), and ACEx Technologies, Inc. (2006) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Total	Total
	2007	2006
(In thousands of Canadian dollars)	$	$

Cash consideration	109,955	13,321
Share consideration	3,426	-
Promissory notes	41,199	6,308

Purchase price	154,580	19,629

Assets and liabilities acquired at fair values
Cash acquired	4,602	1,140
Bank indebtedness assumed	(6,282)	(1,787)
Non-cash working capital	20,151	12,294
Property and equipment	17,025	3,078
Investments	12	-
Goodwill	114,017	8,306
Intangible assets
Client relationships	8,933	1,219
Contract backlog	4,298	388
Other	2,914	101
Other long-term liabilities	(1,933)	(2,146)
Long-term debt	(6,486)	(551)
Future income taxes	(2,671)	(2,413)

Net assets acquired	154,580	19,629

Of the goodwill and intangible assets resulting from acquisitions completed in 2007, $35,936,000 (2006 – nil) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Pro forma data (unaudited)

The following unaudited pro forma data presents information as if the acquisitions of Nicolson Tamaki Architects Inc.; Vollmer Associates LLP; Land Use Consultants, Inc.; Geller DeVellis Inc.; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Moore Paterson Architects Inc.; Murphy Hilgers Architects Inc.; Brentcliffe Financial Service Inc.; Dekko Studio Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; Leestown Leasing, L.L.C.; Carinci Burt Rogers Engineering, Inc.; Dufresne-Henry, Inc.; and ACEx Technologies, Inc. had occurred on January 1, 2006. This unaudited pro forma data is provided for information purposes only and is based on historical information. This unaudited pro forma data does not necessarily reflect the actual results of operations that would have occurred if these acquired entities and Stantec Inc. had comprised a single entity during the periods since January 1, 2006, nor is it necessarily indicative of the future results of the operations of the combined entities.

2007		2006
$		$
(In thousands of Canadian dollars, except per share amounts) (Unaudited)

Pro forma gross revenue	1,148,659	1,123,390
Pro forma net revenue	954,909	931,108
Pro forma net income	75,860	67,389
Basic pro forma earnings per share	1.66	1.50
Diluted pro forma earnings per share	1.64	1.47

3.	Property and Equipment

	2007		2006
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
(In thousands of Canadian dollars)	$	$	$	$
Engineering equipment	60,295	31,689	48,783	27,454
Business information systems	18,055	10,675	13,755	7,097
Office equipment	30,151	15,288	25,315	12,760
Automotive equipment	7,952	4,433	6,765	3,850
Leasehold improvements	35,774	7,185	20,240	4,244
Buildings	5,446	1,114	5,574	913
Land	867	-	895	-
	158,540	70,384	121,327	56,318

Net book value		88,156		65,009

Included in leasehold improvements is construction work in progress in the amount of $2,845,000 (2006 – $292,000) on which depreciation has not started.

4.	Goodwill

	2007	2006
(In thousands of Canadian dollars)	$	$
Goodwill, beginning of the year	251,491	242,674
Current year acquisitions	112,892	6,618
Contingent consideration payments	199	-
Purchase price adjustments	926	1,688
Impact of foreign exchange	(32,586)	511
Goodwill, end of the year	332,922	251,491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

5.	Intangible Assets

	2007		2006
(In thousands of Canadian dollars)	Gross Carrying Amount $	Accumulated Amortization $	Gross Carrying Amount $	Accumulated Amortization $
Client relationships	32,023	6,525	26,140	4,692
Contract backlog	4,583	564	4,316	3,587
Other	3,369	598	948	306

	39,975	7,687	31,404	8,585

Carrying amount	32,288	22,819

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. For intangible assets held as of December 31, 2007, the estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

(In thousands of Canadian dollars)		$

	2008	7,612
	2009	3,534
	2010	3,415
	2011	3,325
	2012	3,238
	Thereafter	11,164

		32,288

6.	Other Assets

	2007	2006
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	28,913	22,720
Investments in associated companies	1,187	1,347
Investments – other	701	823
Holdbacks on long-term contracts	2,583	2,278
Other	4,491	1,676
	37,875	28,844
Less current portion of investments held for self-insured liabilities	13,002	8,228

	24,873	20,616

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at December 31, 2007. Fair values at December 31, 2006, were not reflected on the consolidated balance sheet (note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

The fair value of the bonds at December 31, 2007, was $20,024,000 (2006 – $15,458,000), and the fair value of the equities was $8,889,000 (2006 – $7,755,000). The amortized cost of the bonds at December 31, 2007, was $19,949,000 (2006 – $15,589,000), and the cost of the equities was $7,449,000 (2006 – $7,131,000). The bonds bear interest at rates ranging from 2.9 to 7.0% per annum (2006 – 2.9 to 7.0%) . The term to maturity of the bond portfolio, stated at fair value, is $3,694,000 (2006 – $1,854,000) due within one year, $15,445,000 (2006 –$11,600,000) due from two to five years, and $885,000 (2006 – $2,004,000) due from six to 10 years.

7.	Accounts Payable and Accrued Liabilities

	2007	2006
(In thousands of Canadian dollars)	$	$

Trade accounts payable	40,155	26,188
Employee and payroll liabilities	83,621	63,771
Accrued liabilities	31,244	17,173

	155,020	107,132

8.	Long-Term Debt

	2007	2006
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	147	134
Other notes payable	43,872	7,935
Bank loan	52,069	8,158
	96,088	16,227
Less current portion	21,549	4,181

	74,539	12,046

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $147,000 is determined using a discount rate of 9.75% . If the non-interest-bearing note payable were discounted at interest rates in effect at December 31, 2007, the fair value of the note would be $233,000 (2006 –$203,000).

The carrying values of the other notes payable have been calculated using a weighted average rate of interest of 4.95% and may be supported by promissory notes. The notes are due at various times from 2008 to 2011. The aggregate maturity value of the notes is $43,976,000 (2006 – $8,154,000). As at December 31, 2007, $24,849,000 ( 2006 – $1,357,000) of the notes' carrying value was payable in US funds (2007 – US$24,633,000; 2006 –US$1,164,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2007.

The Company has a revolving credit facility in the amount of $160 million that expires on August 31, 2010. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65 or 85 basis points. As at December 31, 2007, $49,069,350 of the bank loan was payable in US funds (US$49,500,000) and $3,000,000 in Canadian funds. As at December 31, 2006, $8,158,000 of the bank loan was payable in US funds (US$7,000,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at December 31, 2007, was 5.51% (2006 – 6.00%) . The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2007. All

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

the assets of the Company are held as collateral under a general security agreement for the bank loan. Subsequent to December 31, 2007, the Company was successful in reaching an agreement to increase the limit of the revolving credit facility from $160 million to $250 million (note 23).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At December 31, 2007, the Company had issued and outstanding letters of credit totaling $141,000 (2006 – $1,058,000) payable in Canadian funds and $1,321,000 (US$1,332,000) (2006 – $891,000, US$764,000) payable in US funds that expire at various dates before January 2009. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2007, $106,469,000 was available in the revolving credit facility for future activities.

As at December 31, 2007, the Company had an additional $475,000 (US $479,000) in letters of credit outstanding that were assumed from certain acquisitions completed in 2007. During 2007, the Company entered into a US$4 million surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2007, $50,000 (US$50,000) in bonds had been issued under this credit facility.

The principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2008	21,549
	2009	17,107
	2010	57,219
	2011	66
	2012	-
	Thereafter	147

		96,088

The interest incurred on long-term debt in 2007 was $2,444,000 (2006 – $2,612,000; 2005 – $2,000,000). In 2007 total interest expense, net of interest income, was $1,594,000 (2006 – $1,892,000; 2005 – $571,000).

9.	Other Liabilities

	2007	2006
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	17,659	16,041
Deferred gain on sale leaseback	5,749	6,187
Lease inducement benefits	16,191	10,499
Liabilities on lease exit activities	4,112	2,833
Liability for uncertain tax positions	1,412	-
Other	3,220	2,333
	48,343	37,893
Less current portion included in accrued liabilities	5,434	4,332

	42,909	33,561

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims (note 11). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2007 and 2006, with the current and long-term portion determined based on the actuarial estimate. At December 31, 2007, the long-term portion was $16,225,000 (2006 – $14,492,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

	2007	2006
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	16,041	11,346
Current year provision	6,153	6,329
Payment for claims settlement	(2,822)	(2,087)
Impact of foreign exchange	(1,713)	453

Provision, end of the year	17,659	16,041

The self-insured liability increased during 2007 primarily due to new claims incurred and reported since the end of 2006. The timing of claim settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.

Deferred gain on sale leaseback

In 2004 the Company completed the sale of its office building in Edmonton, Alberta, (included in buildings and land) for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2007	2006
(In thousands of Canadian dollars)	$	$

Liability, beginning of the year	2,833	2,251
Current year provision:
Established for existing operations	989	96
Resulting from acquisitions	740	2,146
Costs paid or otherwise settled	(1,522)	(1,649)
Adjustments to purchase price allocation	1,193	-
Impact of foreign exchange	(121)	(11)

Liability, end of the year	4,112	2,833

10.  Commitments

Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$
	2008	49,829
	2009	45,689
	2010	40,604
	2011	34,555
	2012	29,803
	Thereafter	98,678

		299,158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

The premises rental expense for the year ended December 31, 2007, was $41,113,000 (2006 – $35,724,000; 2005 – $29,282,000).

11.  Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

12.  Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series with attributes designated by the Board of Directors

Common shares

During 2007, 9,200 common shares (2006 – 51,600; 2005 – 13,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $294,000 (2006 – $1,016,000; 2005 – $195,000). Of this amount, $44,000 and $1,000 (2006 – $243,000 and $6,000; 2005 – $33,000 and $1,000) reduced the share capital and contributed surplus accounts, respectively, with $249,000 (2006 – $767,000; 2005 – $161,000) being charged to retained earnings.

During 2007 and 2006, the Company did not incur any share issue costs. During 2005, the Company incurred share issue costs of $1,969,000 less a future tax recovery of $465,000.

During 2007, the Company recognized a stock-based compensation expense of $3,452,000 (2006 – $2,224,000; 2005 – $1,814,000) in administrative and marketing expenses. Of the amount expensed, $1,919,000 related to the fair value of options granted (2006 – $1,078,000; 2005 – $963,000), $1,416,000 related to deferred share unit compensation (2006 – $576,000; 2005 – $519,000), and $117,000 related to the restricted shares issued on the Keith acquisition (2006 – $570,000; 2005 – $332,000). The fair value of options granted was reflected through

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from seven to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,514,126 common shares. At December 31, 2007, 2,181,732 options were available for issue.

The Company has granted share options to officers and employees to purchase 1,751,022 shares at prices between $7.25 and $30.61 per share. These options expire on dates between October 9, 2009, and August 17, 2014.

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	#	$	#	$	#	$

Share options,
beginning of the
year	1,702,784	11.92	1,876,528	6.94	2,142,666	6.67
Granted	467,500	30.61	471,000	20.40	-	-
Exercised	(386,598)	4.97	(607,080)	3.07	(240,140)	4.00
Forfeited	(31,664)	18.69	(35,664)	12.59	(25,998)	11.85
Cancelled	(1,000)	20.42	(2,000)	10.50	-	-

Share options, end
of the year	1,751,022	18.32	1,702,784	11.92	1,876,528	6.94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

The options held by officers and employees at December 31, 2007, were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
Range of		Average	Average		Average	Average
Exercise		Remaining	Exercise	Shares	Remaining	Exercise
Prices	Outstanding	Contractual	Price	Exercisable	Contractual	Price
$	#	Life in Years	$	#	Life in Years	$
7.25 – 9.42	260,800	2.11	7.93	260,800	2.11	7.93
10.50–13.55	592,054	3.87	11.68	532,054	3.74	11.47
20.37–20.42	430,668	5.65	20.39	138,342	5.65	20.39
30.61	467,500	6.63	30.61	-	-	-

7.25–30.61	1,751,022	4.78	18.32	931,196	3.57	11.80

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted both at the share market price on the grant date and in excess of the share market price on the grant date was determined using the weighted average assumptions indicated below. No options were granted in 2005.

	2007	2006
	Granted at Market	Granted at Market
Risk-free interest rate (%)	4.31	4.05
Expected hold period to exercise (years)	5.5	6.0
Volatility in the price of the Company's shares (%)	27.5	29.4
Weighted average fair value per option ($)	10.65	7.59

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

A summary of the status of the Company’s non-vested options as of December 31, 2007, and of changes in the year are as follows:

	Number of Shares	Weighted Average
	Subject to Option	Grant Date Fair Value
	#	$

Non-vested, beginning of the year	680,664	6.29
Granted	467,500	10.65
Vested	(296,674)	5.67
Forfeited	(31,664)	6.89

Non-vested share options, end of the year	819,826	8.98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

As of December 31, 2007, 819,826 options remained unvested, and a total unrecognized compensation cost of $5,339,000 related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 2.25 years.

For all outstanding options at December 31, 2007, the aggregate intrinsic value was $36.0 million. For fully vested share options and share options expected to vest at December 31, 2007, the aggregate intrinsic value was $34.7 million. For options exercisable at December 31, 2007, the intrinsic value at December 31, 2007, was $25.2 million. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $8.2 million, $9.8 million, and $2.7 million, respectively.

Deferred share units

Under the Company’s deferred share unit plan, outside directors of the Company may receive deferred share units equal to one common share. Upon death or retirement, deferred share units are paid out to the directors in the form of cash and valued at the market price of the Company’s common shares on the last trading day of the month of death or retirement. Deferred share units cannot be paid in the form of Company shares. In 2007, $450,000 deferred share units were paid (2006 – $159,000; 2005 – nil). These units are recorded at fair value based on the current market price of the Company’s common shares. As at December 31, 2007, 56,000 units were outstanding (2006 –48,000; 2005 – 40,000).

Restricted shares

In 2005 the former shareholders of Keith received restricted shares in connection with the acquisition of Keith. These restricted shares vest over a period ending April 1, 2008. Upon the vesting of restricted shares, common shares are issued. As at December 31, 2007, 5,792 restricted shares were outstanding (2006 – 55,666; 2005 – 117,392).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

13. Accumulated Other Comprehensive Income
		Unrealized
	Cumulative	Gains on	Realized Gains
	Translation	Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$
Balance, December 31, 2004	(19,018)	-	-	(19,018)
Current period activity	(6,557)	-	-	(6,557)

Balance, December 31, 2005	(25,575)	-	-	(25,575)

Balance, December 31, 2005	(25,575)	-	-	(25,575)

Current period activity	731	-	-	731

Balance, December 31, 2006	(24,844)	-	-	(24,844)

Balance, December 31, 2006	(24,844)	-	-	(24,844)

Change in accounting policy (note 1)	-	481	-	481

Balance, January 1, 2007, as adjusted	(24,844)	481	-	(24,363)

Current period activity	(45,669)	1,280	(249)	(44,638)
Income tax effect	-	(31)	4	(27)

Balance, December 31, 2007	(70,513)	1,730	(245)	(69,028)

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 0.9913 (December 31, 2006 –1.1654; 2005 – 1.1630) .

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC.

14. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2007	2006	2005
	%	%	%

Income tax expense at statutory Canadian rates	33.6	34.1	34.8
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)	(0.1)
Rate differential on foreign income	(0.9)	1.1	0.7
Non-deductible expenses:
Meals and entertainment	0.9	0.9	1.1
Stock-based compensation	-	0.3	0.5
Non-taxable foreign income net of non-creditable
withholding taxes	(3.2)	(2.9)	(1.6)
Other	(0.2)	(0.7)	(0.4)

	30.1	32.7	35.0

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Domestic	101,433	79,109	61,323
Foreign	(2,319)	10,315	1,177

Total income before income taxes	99,114	89,424	62,500

The details of the income tax expense (recovery) are as follows:

	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Current: Domestic	34,179	25,766	21,172
Foreign	815	5,718	563

Total current expense	34,994	31,484	21,735

Future: Domestic	(1,598)	725	5
Foreign	(3,561)	(2,967)	138

Total future expense	(5,159)	(2,242)	143

Total: Domestic	32,581	26,491	21,177
Foreign	(2,746)	2,751	701

Total income tax expense	29,835	29,242	21,878

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Significant components of the Company's future income tax assets and liabilities are as follows:
	2007	2006
(In thousands of Canadian dollars)	$	$

Future income tax assets
Differences in timing of deductibility of expenses	18,101	12,599
Loss carryforwards	4,171	4,199
Share issue and other financing costs	220	347
Tax cost of property and equipment in excess of carrying value	451	332
Deferred gain on sale of building	1,224	1,359
Other	1,215	859
	25,382	19,695
Less current portion	13,308	9,711

	12,074	9,984

	2007	2006
(In thousands of Canadian dollars)	$	$

Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	4,285	2,512
Differences in timing of taxability of revenues	6,804	10,463
Carrying value of property and equipment in excess of tax cost	10,422	7,970
Carrying value of intangible assets in excess of tax cost	9,945	8,822
Other	1,012	742
	32,468	30,509
Less current portion	11,750	12,236

	20,718	18,273

At December 31, 2007, loss carryforwards of approximately $6,931,000 (2006 – $3,541,000) are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(In thousands of Canadian dollars)		$
	2010	315
	2014	502
	2015	18
	2026	1,251
	2027	4,845

		6,931

In addition, the Company has federal loss carryforwards of approximately $7,187,000 (2006 – $6,262,000) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

15. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2007	2006	2005
	#	#	#
Basic shares outstanding	45,577,261	45,068,266	39,840,234
Share options (dilutive effect of 1,751,022 options;
2006 – 1,702,784; 2005 – 1,876,528)	630,280	648,430	1,067,584
Restricted shares (dilutive effect of 5,792 restricted
shares; 2006 – 55,666; 2005 – 117,392)	19,156	74,813	34,414

Diluted shares outstanding	46,226,697	45,791,509	40,942,232

16. Cash Flows From (Used In) Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	69,279	60,182	40,622
Add (deduct) items not affecting cash:
Depreciation of property and equipment	19,038	15,604	12,389
Amortization of intangible assets	3,702	6,132	2,542
Future income tax	(5,159)	(2,242)	143
Loss (gain) on dispositions of investments and property
and equipment	(1,085)	(1,238)	562
Stock-based compensation expense	3,452	2,224	1,814
Provision for self-insured liability	6,153	6,329	8,244
Other non-cash items	(2,135)	(994)	(1,332)
Share of income from equity investments	(292)	(285)	(187)
Dividends from equity investments	450	450	550
	93,403	86,162	65,347
Change in non-cash working capital accounts:
Accounts receivable	20,848	(14,117)	15,748
Costs and estimated earnings in excess of billings	(25,067)	23,029	(19,572)
Prepaid expenses	1,715	(269)	487
Accounts payable and accrued liabilities	(11,106)	(3,958)	(1,177)
Billings in excess of costs and estimated earnings	3,485	4,590	1,664
Income taxes payable/recoverable	4,221	(2,048)	(5,183)
	(5,904)	7,227	(8,033)

Cash flows from operating activities	87,499	93,389	57,314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

17. Joint Ventures
The Company participates in joint ventures with other parties as follows:

		Percentage Owned
	2007	2006	2005
	%	%	%
yyC.T. Joint Venture	17	17	20
Stantec – S&L Partnership	50	50	50
Edmonton International Airports Joint Venture	33	33	33
Pine Creek Consultants Joint Venture	n/a	33	33
Dunlop Joint Ventures	33–68	33–80	33–80
Stantec Architecture Ltd./J.L. Richards & Associates
Joint Venture	50	50	50
Stantec /Parkin Joint Venture	67	-	-
Faulkner Brown/Chong Joint Venture	50	-	-
Smith/Chong Joint Venture	50	-	-
Coleson Power Joint Venture	50	-	-
Accent Engineering Consultants, Inc. Joint Venture	40	-	-
FFEB Joint Venture	30	-	-

In 2004, as part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interest of 13 joint ventures entered into by Dunlop, with 11 remaining active at December 31, 2006. In 2007, with the acquisition of Murphy Hilgers Architects Inc., four of the 11 joint ventures became 100% owned by the Company, leaving seven of the joint ventures originally entered into by Dunlop active as at December 31, 2007.

As at December 31, 2007, the Company has five active joint ventures—Faulkner Brown/Chong Joint Venture, Smith/Chong Joint Venture, Coleson Power Joint Venture, Accent Engineering Consultants, Inc. Joint Venture, and FFEB Joint Venture—that were acquired in the year as part of the acquisition of Chong Partners Architecture, Inc., Neill and Gunter Limited, Neill and Gunter (Nova Scotia) Limited, and Fuller, Mossbarger, Scott & May Engineers, Inc.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Statement of income
Gross revenue	4,464	4,451	5,941
Subconsultant and other direct expenses	3,912	4,612	5,072
Administrative and marketing expenses	129	75	147

Net income (loss) for the year	423	(236)	722

Balance sheets
Current assets	5,536	2,086	3,743

Current liabilities	4,867	1,800	2,842

Statement of cash flows
Cash flows from (used in) operating activities	(493)	173	(488)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

18. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	2007	2006
(In thousands of Canadian dollars)	$	$

Canada	154,404	106,497
United States	298,470	232,387
International	492	435
	453,366	339,319

Geographic information	Gross Revenue

	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Canada	539,349	461,281	380,471
United States	405,195	348,055	233,428
International	10,075	6,797	4,121

	954,619	816,133	618,020
Gross revenue is attributed to countries based on the location of the work performed.

Practice area information
	Gross Revenue
	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Consulting Services
Buildings	211,801	184,254	147,432
Environment	175,936	149,376	103,353
Industrial	138,977	94,806	67,834
Transportation	143,140	106,026	90,559
Urban Land	284,765	281,671	208,842

	954,619	816,133	618,020

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

19.	Employee Future Benefits

In 2007 the Company recorded an expense of $13,863,000 (2006 – $11,567,000; 2005 – $8,436,000) for contributions made to defined contribution plans in the year.

20.	Financial Instruments—Forward Contracts

As at December 31, 2007, the Company had entered into a foreign currency forward contract that provided for the purchase of US$34.1 million at the rate of 0.9804 per US dollar. As at December 31, 2006, the Company had entered into a foreign currency forward contract that provided for the sale of US$4.5 million at the rate of 1.1608 per US dollar. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets or liabilities denominated in US dollars. The fair value of these contracts, estimated using market rates at December 31, 2007, resulted in a gain of $371,145, (2006 – loss of $19,167). The unrealized gains and losses relating to these derivative financial instruments were recorded in foreign exchange gains.

21.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $1,662,000 (2006 – $500,000; 2005 – $1,239,000) were recorded and reduced administrative and marketing expenses.

22.	US GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada that, in most respects, conform to accounting principles generally accepted in the United States. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the SEC, disclosure of the effect of this difference is not required.

a)	Other disclosure requirements

i)	Net income and comprehensive income

There are no identifiable material items that would result in a change in net income presented under Canadian GAAP and US GAAP.

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes adjustments arising on the translation of self-sustaining foreign operations. As well, under US GAAP, comprehensive income includes the difference between the recorded and fair value of the Company’s investments held for self-insured liabilities since these investments are classified as available for sale (note 6). Effective January 1, 2007, the Company is required to provide similar disclosure under Canadian GAAP, on a prospective basis, in the consolidated statements of shareholders' equity and comprehensive income as described in note 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Statement of Comprehensive Income
	2006	2005
(In thousands of Canadian dollars)	$	$
Net income under Canadian and US GAAP	60,182	40,622
Other comprehensive income, net of tax:
Unrealized foreign exchange gain (loss) on translation of self-sustaining
foreign operations	731	(6,557)
Unrealized gains on financial assets	217	227

Comprehensive Income	61,130	34,292

Accumulated other comprehensive income, beginning of the year	(25,311)	(18,981)
Unrealized foreign exchange gain (loss) on translation of self-sustaining
foreign operations	731	(6,557)
Unrealized gains on financial assets	217	227

Accumulated other comprehensive income, end of the year	(24,363)	(25,311)

ii) Allowance for doubtful accounts
	2007	2006	2005
(In thousands of Canadian dollars)	$	$	$

Balance, beginning of the year	6,303	10,423	21,095
Provision for doubtful accounts	17,221	6,681	1,706
Deductions	(11,275)	(11,061)	(12,163)
Impact of foreign exchange	(1,741)	260	(215)

Balance, end of the year	10,508	6,303	10,423

Comparative figures have been restated to eliminate allowances from accounts receivable assumed from acquired companies. Accounts receivables assumed from acquired companies are recognized at their fair value at the time of acquisition.

iii) Liabilities for uncertain tax positions

The Company files income tax returns in the Canadian federal jurisdiction, US federal jurisdiction, and various provinces, states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to Canadian and US corporate income taxes or income tax examinations by the tax authorities of other foreign jurisdictions for years before 2002.

2007
(In thousands of Canadian dollars)	$

Opening balance upon adoption of accounting policy	1,243
Additions based on tax positions related to the current year	96
Additions based on tax positions related to the prior year	218
Impact of foreign exchange	(145)

Balance, end of year	1,412

The Company's policy is to recognize interest and penalties relating to liabilities for unrecognized tax benefits in interest expense. The liability for interest and penalties relating to unrecognized tax benefits is recorded in accrued liabilities. During the year ended December 31, 2007, the Company recognized approximately $942,000 ($585,000 net of tax) in interest and penalties. A significant portion of the interest and penalties recognized in 2007 related to a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

preacquisition Internal Revenue Service (IRS) audit. The Company had approximately $1,362,000 ($882,000 net of tax) for the payment of interest and penalties accrued at December 31, 2007.

Approximately $1,194,000 of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

During the next 12 months, it is reasonably possible that the Company's unrecognized tax benefits may change as a result of the following:

•
The Company expects to settle a preacquisition IRS audit within the next 12 months. The significant item under review is the recognition of costs and estimated earnings in excess of billings for income tax purposes.

•
The Company expects to receive Notices of Assessment from the Canada Revenue Agency within the next 12 months with respect to its 2006 claim for scientific research and experimental development efforts.

As a result of implementing the Financial Accounting Standards Board (FASB) Interpretation No. 48 on January 1, 2007, the Company reclassified the uncertain tax benefit from future income taxes, and there was no impact on retained earnings. The amount of unrecognized tax benefits as of the date of adoption was $1,243,000.

b) Recent accounting pronouncements

Stock-based compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), effective for the first interim or annual financial statements beginning on or after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in financial statements based on their fair values. The Company recognizes share-based payments at fair value for options granted subsequent to January 1, 2002, using the Black-Scholes option-pricing model. The Company has adopted SFAS 123R using the modified-prospective transition method. The adoption of the modified-prospective transition method has resulted in no additional share option expense being recognized as part of the reconciliation of Canadian and US GAAP disclosures in these consolidated financial statements.

Uncertainty in income taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FAS Statement No. 109” (FIN 48), effective for fiscal years beginning on or after December 15, 2006. FIN 48 creates a single model for addressing the accounting for uncertainty in tax positions. It also clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in financial statements. In addition, this interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007, as required. The adoption of this pronouncement had no material effect on the Company’s financial position or results of operations.

Fair value measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The Company is currently considering the impact of the adoption of this standard on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115” (SFAS 159), effective for fiscal years beginning after November 15, 2007, although early adoption is permitted. SFAS 159 allows an entity to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. At each subsequent reporting period, unrealized gains and losses would be reported in earnings on items for which the fair value option has been elected. The adoption of this standard is not expected to have an effect on the Company’s financial position or results of operations.

Business combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (SFAS 141R), effective for fiscal years beginning after December 15, 2008. This pronouncement changes the accounting for business combinations in a number of areas. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. The statement also establishes disclosure requirements that will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Although the Company is currently considering the impact of the adoption of this standard on its consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (SFAS 160), effective for fiscal years beginning after December 15, 2008. SFAS 160 changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, SFAS 160 establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of the adoption of this standard on its consolidated financial statements.

23. Subsequent Events

Acquisitions

On January 2, 2008, the Company acquired the shares and business of R.D. Zande. The acquisition of this firm strengthens the Company's operations in the midwestern United States and increases the depth of its service offerings to public sector clients in the environment sector. R.D. Zande provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. The addition of this firm supplements the transit-related services offered by the Company's Rochester, New York, office. Rochester Signal, Inc. provides signal design, construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor). The acquisition of this firm significantly increases the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

R.D. Zande, Rochester Signal, Inc., and Secor were acquired for an aggregate cash consideration of $67,027,000 and promissory notes of $10,692,000.

Revolving credit facility

On January 22, 2008, the Company reached an agreement to increase the limit of its existing revolving credit facility from $160 million to $250 million. Depending on the form under which the credit facility is accessed and on the Company's debt to earnings ratio, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. The agreement also includes a provision for access to an additional $50 million under the same terms and conditions upon approval from the lenders.

24. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.

Board of Directors
Aram Keith
Irvine, California
Vice Chairman of the Board,
Stantec Inc.

Robert J. Bradshaw 2
Toronto, Ontario
Chairman,
Contor Industries Limited

Robert R. Mesel 1
Kiawah Island, South
Carolina
Corporate Director

Anthony P. Franceschini
Edmonton, Alberta
President & CEO,
Stantec Inc.

William D. Grace 1, 2
Edmonton, Alberta
Corporate Director

Susan E. Hartman 2
Rochester, New York
President and Owner,
The Hartman Group

Ivor Ruste 1
Calgary, Alberta
Executive Vice President
and Chief Risk Offi cer,
EnCana Corporation

Ronald P. Triffo
Edmonton, Alberta
Chairman of the Board,
Stantec Inc.
[1] Audit Committee
[2] Corporate Governance and
Compensation Committee

Offi cers
Ronald P. Triffo
Chairman

Anthony P. Franceschini
President & CEO

Mark Jackson
Senior Vice President &
COO

Donald W. Wilson
Senior Vice President &
CFO

Jeffrey S. Lloyd
Vice President & Secretary

Shareholder
Information

Transfer Agent

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank

Canadian Imperial Bank
of Commerce

Securities Exchange
Listing

Stantec shares are traded on
the TSX under the symbol
STN and on the NYSE under
the symbol SXC.

Investor Relations

Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com

Annual Meeting

May 1, 2008
11:00 AM MDT
Enterprise Square
10230 Jasper Avenue
Edmonton, Alberta
Canada